September 29, 2005


BY EDGAR

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C.  20549

Attn: Jim B. Rosenberg
      Senior Assistant Chief Accountant

      RE: SPIRE CORPORATION
          FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004
          FILED MARCH 31, 2005
          FILE NO. 000-12742

Dear Mr. Rosenberg:

     This letter is submitted on behalf of Spire Corporation (the "Company" or "Spire") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Form 10-KSB for the fiscal year ended December 31, 2004, filed on March 31, 2005 (the "Form 10-KSB"), as set forth in a letter dated September 15, 2005 to Roger G. Little (the "Comment Letter").

     For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have capitalized the reproduced Staff comments from the Comment Letter and we have capitalized the headings of our responses thereto.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004
-------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------
LIQUIDITY AND CAPITAL RESOURCES, PAGE 19
----------------------------------------

COMMENT NO. 1
-------------

     PLEASE PROVIDE US THE FOLLOWING INFORMATION IN DISCLOSURE-TYPE FORMAT TO HELP US EVALUATE THE ADEQUACY OF YOUR DISCLOSURE:

     o    PROVIDE THE STEPS YOU TAKE IN COLLECTING ACCOUNTS RECEIVABLE.

     o PROVIDE YOUR POLICY WITH RESPECT TO DETERMINING WHEN A RECEIVABLE IS RECORDED AS A BAD DEBT AND WHEN A WRITE OFF IS RECORDED.

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Securities and Exchange Commission
September 29, 2005
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     o    CLARIFY THE THRESHOLD (AMOUNT AND AGE) FOR ACCOUNT BALANCE WRITE-OFFS.

RESPONSE TO COMMENT NO. 1
-------------------------

POINT 1:
The Company actively pursues collection of receivables on a weekly basis reviewing all customer balances past due. The accounting staff will make collection calls to research past due accounts and determine the payment status of these receivables. If the accounting staff encounters any difficulty in collecting these past due receivables, the Assistant Controller will be consulted. Based on the specific facts and circumstances of a particular customer, the Assistant Controller will determine the appropriate course of action in consultation with the product line managers. Accounts Receivable agings are circulated every week to senior management and all business line managers in order to assist them in monitoring collection efforts.

POINT 2:
The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to pay amounts due. At least quarterly, the Assistant Controller will perform a review of all account receivable balances > $10,000 > 60 days past due. A specific allowance is recorded for these larger past due accounts, when it is probable that a loss has been incurred and the Company can reasonably estimate the amount of the loss. The Company does not record an allowance for government receivables and invoices backed by letters-of-credit as realizability is reasonably assured.

POINTS 2 AND 3:
Bad debts are written off against the allowance when identified. There is no dollar threshold for account balance write-offs. While rare, a write-off is only recorded when all efforts to collect the receivable have been exhausted and only in consultation with the business line management team.

CRITICAL ACCOUNTING POLICIES
----------------------------
REVENUE RECOGNITION, PAGE 24
----------------------------

COMMENT NO. 2

     WE BELIEVE THAT YOUR DISCLOSURE RELATED TO ESTIMATES OF ITEMS THAT REDUCE GROSS REVENUE SUCH AS PRODUCT RETURNS, CUSTOMER REBATES AND OTHER DISCOUNTS AND ALLOWANCES COULD BE IMPROVED. PLEASE PROVIDE US THE FOLLOWING INFORMATION IN DISCLOSURE-TYPE FORMAT TO HELP US EVALUATE THE ADEQUACY OF YOUR DISCLOSURE:

     A) THE NATURE AND AMOUNT OF EACH ACCRUAL AT THE BALANCE SHEET DATE AND THE EFFECT THAT COULD RESULT FROM USING OTHER REASONABLY LIKELY ASSUMPTIONS THAN

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Securities and Exchange Commission
September 29, 2005
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          WHAT YOU USED TO ARRIVED AT EACH ACCRUAL SUCH AS A RANGE OF REASONABLY
          LIKELY AMOUNTS OR OTHER TYPE OF SENSITIVITY ANALYSIS.

     B) TO THE EXTENT THAT HISTORICAL RETURNS OF PRODUCTS, LEVELS OF INVENTORY IN THE DISTRIBUTION CHANNEL, ESTIMATED REMAINING SHELF LIFE, PRICE CHANGES FROM COMPETITORS AND INTRODUCTIONS OF GENERICS AND/OR NEW PRODUCTS IS QUANTIFIABLE, DISCLOSE BOTH QUANTITATIVE AND QUALITATIVE INFORMATION AND DISCUSS TO WHAT EXTENT INFORMATION IS FROM EXTERNAL SOURCES (E.G., END-CUSTOMER PRESCRIPTION DEMAND, THIRD-PARTY MARKET RESEARCH DATA COMPARING WHOLESALER INVENTORY LEVELS TO END-CUSTOMER DEMAND). FOR EXAMPLE, IN DISCUSSING YOUR ESTIMATE OF PRODUCT THAT MAY BE RETURNED, CONSIDER DISCLOSING AND DISCUSSING, PREFERABLY BY PRODUCT AND IN TABULAR FORMAT, THE TOTAL AMOUNT OF PRODUCT (IN SALES DOLLARS) THAT COULD POTENTIALLY BE RETURNED AS OF THE BALANCE SHEET DATE AND DISAGGREGATED BY EXPIRATION PERIOD.

     C) ANY SHIPMENTS MADE AS A RESULT OF INCENTIVES AND/OR IN EXCESS OF YOUR CUSTOMER'S ORDINARY COURSE OF BUSINESS INVENTORY LEVEL, AND YOUR REVENUE RECOGNITION POLICY FOR SUCH SHIPMENTS.

     D) A ROLL FORWARD OF THE ACCRUAL FOR EACH ESTIMATE FOR EACH PERIOD PRESENTED SHOWING THE FOLLOWING:

          o    BEGINNING BALANCE,

          o    CURRENT PROVISION RELATED TO SALES MADE IN CURRENT PERIOD,

          o    CURRENT PROVISION RELATED TO SALES MADE IN PRIOR PERIODS,

          o ACTUAL RETURNS OR CREDITS IN CURRENT PERIOD RELATED TO SALES MADE IN CURRENT PERIOD,

          o ACTUAL RETURNS OR CREDITS IN CURRENT PERIOD RELATED TO SALES MADE IN PRIOR PERIODS, AND

          o    ENDING BALANCE.

     E) REGARDING YOUR RESULT OF OPERATIONS FOR THE PERIOD TO PERIOD REVENUE COMPARISONS, THE AMOUNT OF AND REASON FOR FLUCTUATIONS FOR EACH TYPE OF REDUCTION OF GROSS REVENUE (I.E. PRODUCT RETURNS, CHARGE BACKS, CUSTOMER REBATES AND OTHER DISCOUNTS AND ALLOWANCES) INCLUDING THE EFFECT THAT CHANGES IN YOUR ESTIMATES OF THESE ITEMS HAD ON YOUR REVENUES AND OPERATIONS.

RESPONSE TO COMMENT NO. 2
-------------------------

Product returns and rebates are primarily associated with the Company's hemodialysis catheter product line. The Company has contracted with a number of distributors to market and sell its hemodialysis catheter within the United States. These distributors then sell and

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Securities and Exchange Commission
September 29, 2005
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service the ultimate end-users of the product which are typically hospitals, clinics and doctors. The Company generally recognizes revenue when the catheters are shipped to the distributors. Spire's standard distributor agreements state that all sales are final and does not allow for product returns except to the extent that product was defective or damaged. Payment is required to be made within 45 days of product shipment by Spire. Spire has, on occasion, allowed for returns under certain circumstances. The Company accrues for potential returns at the time of shipment of the product to the distributor. In late 2003, the Company initiated a rebate program whereby Spire and the distributor could mutually agree to sell the catheter product to an end user at a mutually agreed upon discounted price (typically 35%) and Spire would issue a rebate to the distributor for a share of that price discount. Spire accrues for this rebate program at the time of shipment of the product to the distributor.

ITEMS (A) AND (D) - ROLLFORWARD OF ALLOWANCE FOR SALES RETURNS AND REBATES:

                                                 REBATES    RETURNS    TOTAL
                                                 -------    -------    -----

Beginning balance - January 1, 2004             $      --  $     --  $      --
Provision                                         176,484    81,134    257,258
Utilization                                      (120,718)  (51,125)  (172,843)
                                                ---------  --------  ---------
Ending Balance - December 31, 2004              $  55,766  $ 29,009  $  84,415
                                                =========  ========  =========

- Credits are issued for rebates by Spire one month in arrears from the actual date of the end user sale.

- Credits for returns are processed within the month the actual returned merchandise is received by Spire.

- The majority of all credits issued for rebates and returns are processed within 3 months of the actual shipment to the distributor by Spire.

The Company records an allowance for customer rebates and returns at the time of sale. The allowance is based on the Company's historical return and rebate trends as a percentage of revenue. At the end of each reporting period, the Company multiplies this historical ratio by the ending inventory value held at distributor locations to determine the appropriate reserve required. Spire then performs a sensitivity analysis by analyzing various factors including, varying periods of return history and customer data sets as well as sales trends, ongoing end user trials and the stability of the end users. The range of potential reserve percentages was 9.7% to 13.1% at December 31, 2004, which resulted in a dollar range of $63,800 to $84,400. Spire believes that the current methodology properly reflects the potential effects of future credits for rebates and returns. The Company's actual quarterly credit experience has approximated the rebate / return reserve recorded to date.

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Securities and Exchange Commission
September 29, 2005
Page 5


ITEM (B):
As of December 31, 2004, distributors held approximately $617,000 of product. This balance represented approximately 2 to 3 months of end user sales on average. Distributor inventory has tended to turn over within one quarter and the Company has observed a steady ordering pattern as distributors sell and replenish their inventory. Distributors are required to report all third party sales on a monthly basis and supply inventory reports on a quarterly basis. The historical rebate / return patterns, along with the respective distributor inventory reports, are the key components to the Company's reserve methodology. Shelf life, price changes, introductions of generics and/or new products are not major factors driving rebate and return activity. While most distributors report sales activity (tracings) and inventory by product code, some do not, which limits the Company's ability to record and track rebate / return activity at the product level.

ITEM (C):
Distributors do not typically order in excess of their ordinary business needs. The Company monitors distributor orders and investigates any unusual ordering patterns. Distributors do, on occasion, place orders in excess of their typical requirements. These instances are primarily associated with new product introductions or expected end user conversions. No special terms are given to distributors for these orders. The rebate/return reserve takes into consideration the impact of potentially higher inventory levels that may be associated with these orders.


ITEM (E):
Spire commenced reserving for rebate / returns at the time of sale on January 1, 2004. Prior to that time, Spire would record actual credits issued to the period the sale consummated. Therefore, there was no corresponding reserve percentage as of December 31, 2003. The current reserve percentage is approximately 13%.


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------
(B) REVENUE RECOGNITION, PAGE 32
--------------------------------

COMMENT NO. 3
-------------

     WITH REGARDS TO YOUR RECOGNITION OF REVENUE FOR GOVERNMENT CONTRACTS, PLEASE CLARIFY FOR US IN DISCLOSURE-TYPE FORMAT WHAT YOU MEAN BY "ACCRUAL BASIS." CLARIFY WHAT FACTORS ARE USED IN DETERMINING THE AMOUNT OF REVENUE TO BE RECOGNIZED AND TELL US WHY YOU BELIEVE THE METHOD IS APPROPRIATE.

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Securities and Exchange Commission
September 29, 2005
Page 6


RESPONSE TO COMMENT NO. 3

The Company follows the principles outlined in Accounting Research Bulletin
(ARB) No. 43, Chapter 11 Section A - COST-PLUS-FIXED-FEE CONTRACTS and Statement of Position (SOP) 81-1 ACCOUNTING FOR PERFORMANCE OF CONSTRUCTION-TYPE AND CERTAIN PRODUCTION-TYPE CONTRACTS for fixed price contracts. The Company proposes the following disclosure in Footnote 2 (b) in its 2005 Annual Report on Form 10-KSB to clarify the accrual method (proposed additions indicated by underline):

Note 2. Summary of Significant Accounting Policies
(b) Revenue Recognition

The Company recognizes revenues and estimated profits on long-term government contracts on the accrual basis where the circumstances are such that total profit can be estimated with reasonable accuracy and ultimate realization is reasonably assured. The Company accrues revenue and profit utilizing the
                    ----------------------------------------------------
percentage of completion method using a cost-to-cost methodology. A percentage
------------------------------------------------------------------------------
of the contract revenues and estimated profits is determined utilizing the ratio
--------------------------------------------------------------------------------
of costs incurred to date to total estimated cost to complete on a contract by
------------------------------------------------------------------------------
contract basis. Profit estimates are revised periodically based upon changes and
---------------
facts, and any losses on contracts are recognized immediately. Some of the contracts include provisions to withhold a portion of the contract value as retainage until such time as the United States government performs an audit of the cost incurred under the contract. The Company's policy is to take into revenue the full value of the contract, including any retainage, as it performs against the contract since the Company has not experienced any substantial losses as a result of audits performed by the United States government.

(K) RESEARCH AND DEVELOPMENT COSTS, PAGE 35
-------------------------------------------

COMMENT NO. 4
-------------

     PLEASE TELL US IN DISCLOSURE-TYPE FORMAT, THE BASIS FOR NOT CHARGING RESEARCH AND DEVELOPMENT COSTS TO EXPENSE WHEN THE COSTS ARE REIMBURSABLE. PROVIDE US WITH THE ACCOUNTING LITERATURE THAT SUPPORTS YOUR ACCOUNTING TREATMENT.

RESPONSE TO COMMENT NO. 4
-------------------------

     The Company incurs both funded and unfunded research and development costs. Footnote 2 (k) of Spire Corporation's December 31, 2004 Form 10-KSB discusses the Company's policy with regard to internal research and development costs, which are expensed as incurred. Reimbursable research and development fees under customer sponsored contracts are recognized as a component of Cost of contract research, services and licenses within the Company's Consolidated Statement of Operations with the respective revenue recorded as a component of Contract research, service and license revenue as the Company is acting as a principal in the transactions, as provided for in ARB No. 43. The

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Securities and Exchange Commission
September 29, 2005
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Company proposes the
following disclosure in Footnote 2 (k) in its 2005 Annual Report on Form 10-KSB as follows (proposed additions indicated by underlines; proposed deletions indicated by brackets):

(k) Internal Research and Development Costs
    --------
Internal research and development costs are charged to operations as incurred.
--------
[except where such costs are reimbursable under customer funded contracts.] During the years ended December 31, 2005 and 2004, unfunded research and development costs were $x,xxx,xxx and $1,406,000, respectively. Customer funded
                                                                ---------------
research and development efforts are recognized as Cost of contract research,
-----------------------------------------------------------------------------
services and licenses in the accompanying Consolidated Statement of Operations.
-------------------------------------------------------------------------------


FORM 10-Q/A FILED AUGUST 25, 2005
---------------------------------

COMMENT NO. 5
-------------

     WE NOTE THAT YOU HAVE REVISED YOUR FORM 10-Q SOLELY TO FURNISH CORRECTED
SECTION 302 CERTIFICATIONS. PLEASE REVISE THE 10-Q TO INCLUDE THE ENTIRE DOCUMENT, NOT JUST THE REVISED SECTION 302 CERTIFICATION.

RESPONSE TO COMMENT NO. 5
-------------------------

     Prior to filing the Company's Form 10-QSB/A on August 25, 2005 to furnish corrected Section 302 certification, on August 23, 2005 Bradley A. Jacobson of Greenberg Traurig, LLP, the Company's outside counsel, had a conversation with Charles Kwon, Special Counsel, and Suzanne Hayes, Legal Branch Chief of the Commission's Office of Health Care and Insurance, regarding which sections of the Form 10-QSB were required to be included in the amended filing. According to Mr. Kwon and Ms. Hayes, the only sections of the Form 10-QSB that were required to be filed with the corrected Section 302 certifications were (i) the cover page, (ii) Item 3 of Part I, "Controls and Procedures" and (iii) the signature page. The Company believes that the 10-QSB/A that was filed on August 25, 2005 complied with these requirements.


                                    * * * * *

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Securities and Exchange Commission
September 29, 2005
Page 8


     In connection with the Company's responses contained in this letter, the Company acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you should have any questions about this letter, please do not hesitate to call the undersigned at (781) 275-6000.

                                                    Sincerely,

                                                    /s/ James F. Parslow
                                                    -------------------------
                                                    James F. Parslow
                                                    Chief Financial Officer